SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Autohome Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

05278C 107
(CUSIP Number)

Suite 6211-12, 62nd Floor, The Center,
99 Queen's Road, Central, Hong Kong
Attention: Gabriel Li
Telephone: +852 2115-8810
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Gabriel Li
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 3,111,531*
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 3,111,531*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,111,531*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (based on 105,136,436 shares outstanding on December 31, 2013)
(14)	TYPE OF REPORTING PERSON IN

_____

* Represents 3,111,531 Class A ordinary shares held by Orchid Asia Co-Investment Limited.

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Orchid Asia III, L.P.		
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐		
(3)	SEC USE ONLY		
(4)	SOURCE OF FUNDS OO		
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐		
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands		
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER None	
	(8)	SHARED VOTING POWER None	
	(9)	SOLE DISPOSITIVE POWER None	
	(10)	SHARED DISPOSITIVE POWER None	
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None		
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None		
(14)	TYPE OF REPORTING PERSON PN		

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Orchid Asia Co-Investment Limited		
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐		
(3)	SEC USE ONLY		
(4)	SOURCE OF FUNDS OO		
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐		
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands		
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER None	
	(8)	SHARED VOTING POWER 3,111,531	
	(9)	SOLE DISPOSITIVE POWER None	
	(10)	SHARED DISPOSITIVE POWER 3,111,531	
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,111,531		
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.95% (based on 105,136,436 shares outstanding on December 31, 2013)		
(14)	TYPE OF REPORTING PERSON CO		

CUSIP No. 05278C 107

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) OAIII Holdings, L.P.		
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐		
(3)	SEC USE ONLY		
(4)	SOURCE OF FUNDS N/A		
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐		
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands		
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER None	
	(8)	SHARED VOTING POWER None	
	(9)	SOLE DISPOSITIVE POWER None	
	(10)	SHARED DISPOSITIVE POWER None	
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None		
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None		
(14)	TYPE OF REPORTING PERSON HC		

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Orchid Asia Group Management, Limited		
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐		
(3)	SEC USE ONLY		
(4)	SOURCE OF FUNDS N/A		
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐		
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands		
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER None	
	(8)	SHARED VOTING POWER None	
	(9)	SOLE DISPOSITIVE POWER None	
	(10)	SHARED DISPOSITIVE POWER None	
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None		
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None		
(14)	TYPE OF REPORTING PERSON HC		

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Orchid Asia Group, Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER None
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER None

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None
(14)	TYPE OF REPORTING PERSON HC

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) YM Investment Limited		
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐		
(3)	SEC USE ONLY		
(4)	SOURCE OF FUNDS N/A		
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐		
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands		
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER None	
	(8)	SHARED VOTING POWER 3,111,531*	
	(9)	SOLE DISPOSITIVE POWER None	
	(10)	SHARED DISPOSITIVE POWER 3,111,531*	
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,111,531*		
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.95% (based on 105,136,436 shares outstanding on December 31, 2013)		
(14)	TYPE OF REPORTING PERSON HC		

_____
*   Represents   3,111,531   Class   A   ordinary   shares   held   by   Orchid   Asia   Co-Investment   Limited.

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Managecorp Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 3,111,531*
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 3,111,531*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,111,531*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.95% (based on 105,136,436 shares outstanding on December 31, 2013)
(14)	TYPE OF REPORTING PERSON HC

_____

*   Represents 3,111,531 Class A ordinary shares held by Orchid Asia Co-Investment Limited.

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Lam Lai Ming		
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐		
(3)	SEC USE ONLY		
(4)	SOURCE OF FUNDS N/A		
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐		
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong		
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER None	
	(8)	SHARED VOTING POWER 3,111,531*	
	(9)	SOLE DISPOSITIVE POWER None	
	(10)	SHARED DISPOSITIVE POWER 3,111,531*	
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,111,531*		
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.95% (based on 1105,136,436 shares outstanding on December 31, 2013)		
(14)	TYPE OF REPORTING PERSON IN		

_____

* Represents 3,111,531 Class A ordinary shares held by Orchid Asia Co-Investment Limited.

Item 1. Security and Issuer.

This constitutes Amendment No. 2 to the Statement on Schedule 13D, dated January 21, 2014 relating to the Class A ordinary shares, par value $0.01 per share, of Autohome Inc., a Cayman Islands company (the "Issuer"), whose principal executive offices are located at 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, 100080, China. As a result of the transactions disclosed herein, the Reporting Persons (as hereinafter defined) own less than 5% of the Issuer's securities and therefore terminate their obligation to file further amendments to this Schedule 13D.

Item 2. Identify and Background.

(a) This is being jointly filed by the following persons (collectively, the "Reporting Persons" and each a "Reporting Person"): (i) Mr. Gabriel Li; (ii) Orchid Asia III, L.P., a Cayman Islands exempted limited partnership; (iii) Orchid Asia Co-Investment Limited, a British Virgin Islands company; (iv) OAIII Holdings, L.P., a Cayman Islands exempted limited partnership; (v) Orchid Asia Group Management, Ltd., a Cayman Islands exempted company; (vi) Orchid Asia Group, Limited, a Cayman Islands exempted company; (vii) YM Investment Limited, a British Virgin Islands company; (viii) Managecorp Limited, a British Virgin Islands company; and (viiii) Ms. Lam Lai Ming, a citizen of Hong Kong.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. This Amendment to the Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) Residence or Business Address:

The principal business office of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, OAIII Holdings, L.P., Orchid Asia Group Management, Ltd., Orchid Asia Group, Limited, YM Investment Limited is:

Suite 6211-12, 62nd Floor
The Center
99 Queen's Road
Central, Hong Kong

The principal business office of Managecorp Limited is:

Portcullis TrustNet Chambers
P.O. Box 3444, Road Town
Tortola, British Virgin Islands

The residential address of Mr. Gabriel Li and Ms. Lam Lai Ming is:

Flat A on 43 Floor of South Tower 8,
Resident Bel-Air, Island South, 3
8 Bel-Air Avenue, Hong Kong

(c) Mr. Gabriel Li is one of the directors of the Issuer. Mr. Gabriel Li is the sole director of Orchid Asia Group Management, Limited, which serves as the investment manager of Orchid Asia III, L.P. Mr. Gabriel Li is also the sole director of Orchid Asia III Co-Investment, Limited.

Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited are part of Orchid Asia Group, Limited, an investment complex that focuses on companies in Asia and China in particular. OAIII Holdings, L.P. is the general partner of Orchid Asia III, L.P. Orchid Asia Group Management Ltd. is the general partner of OAIII Holdings, L.P. which is in turn a wholly-owned subsidiary of Orchid Asia Group, Limited. Orchid Asia Group Management, Limited, is also the investment manager of Orchid Asia III, L.P.

YM Investment Limited is the controlling shareholder of Orchid Asia Group, Limited, and is wholly-owned by The Li 2007 Family Trust. The Li 2007 Family Trust is a revocable trust established under the laws of the British Virgin Islands with Ms. Lam Lai Ming as the settlor, Managecorp as trustee and Ms. Lam Lai Ming and her family members the beneficiaries. YM Investment Limited is also controlling shareholder of Orchid Asia Co-Investment Limited.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of Orchid Asia III, L.P., OAIII Holdings, L.P. Orchid Asia Group Management, Limited, and Orchid Asia Group, Limited is Cayman Islands. The place of organization of Orchid Asia Co-Investment Limited, YM Investment Limited and Managecorp Limited is the British Virgin Islands. The citizenship of Mr. Gabriel Li and Ms. Lam Lai Ming is Hong Kong.

Item 3. Source and Amount of Funds or Other Considerations.

From September 9 to September 18, 2014, all 4,684,532 American Depositary Shares, each representing one Class A ordinary share of the Issuer, held by Orchid Asia III, L.P. were distributed in kind to its partners. As of the date hereof, Orchid Asia III, L.P. does not own any Class A ordinary shares of the Issuer.

From September 10, 2014 to September 18, 2014, Orchid Asia Co-Investment Limited disposed 3,020,424 American Depositary Shares, each representing one Class A ordinary share of the Issuer, at an average price of $45.22 per American Depositary Share, pursuant to and in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended.

Item 4. Purpose of Transaction.

The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5. Interest in Securities of Issuer.

(a) As a result of the transactions disclosed herein, the Reporting Persons own less than 5% of the Issuer's securities and therefore terminate their obligation to file further amendments to this Schedule 13D.

(b) The number of Class A ordinary shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Class A ordinary shares of the Issuer during the past 60 days.

(d) As a result of the transactions disclosed herein, the Reporting Persons own less than 5% of the Issuer's securities and therefore terminate their obligation to file further amendments to this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationship With Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

As a result of the transactions disclosed herein, the Reporting Persons own less than 5% of the Issuer's securities and therefore terminate their obligation to file further amendments to this Schedule 13D..

Item 7. Material to Be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2014

By: /s/ Gabriel Li
Name: Gabriel Li

Orchid Asia III, L.P.
By: /s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Signatory

OAIII Holdings, L.P.
By: /s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Signatory

Orchid Asia Group Management, Limited
By: /s/ Gabriel Li
Name: Gabriel Li
Title: Director

Orchid Asia Co-Investment Limited
By: /s/ Gabriel Li
Name: Gabriel Li
Title: Director

Orchid Asia Group, Limited
By: /s/ Gabriel Li
Name: Gabriel Li
Title: Director

YM Investment Limited
By: /s/ Gabriel Li
Name: Gabriel Li
Title: Director

Managecorp Limited
By: /s/ Ronnie Summers
Name: Ronnie Summers
Title: Authorized Signatory

By: /s/ Lam Lai Ming
Name: Lam Lai Ming

Title: Settlor of The Li 2007 Family Trust